EXHIBIT 99.1

NOVADAQ Announces Fourth Quarter and Full Year 2016 Financial Results

TORONTO, Feb. 28, 2017 (GLOBE NEWSWIRE) -- NOVADAQ Technologies Inc (NASDAQ:NVDQ) (TSX:NDQ), the leading provider of proven comprehensive fluorescence imaging solutions that improve clinical outcomes and reduce healthcare costs in minimally invasive and open surgeries today reported financial results for the three months and full year ended December 31, 2016. Unless otherwise indicated, all dollar amounts in this press release are expressed in United States (“U.S.”) dollars.

Recent Highlights

  Full-year 2016 revenue of $80.1 million, a 25% increase over full-year 2015 revenue of $63.8 million. Recurring revenues for the full year were $32.9 million, representing a 41% year-over-year increase.
  Fourth quarter revenue of $20.1 million, an increase of 1% from the fourth quarter of 2015.  Recurring revenues in the fourth quarter were $9.6 million, representing a 43% year-over-year increase.
  Procedures performed using SPY technology systems during the fourth quarter were approximately 14,800 representing an increase of 30% year-over-year.
  Entered into a credit facility with MidCap Financial that provides new financing of up to $60 million to strengthen the balance sheet and provide financial flexibility.
  Appointed Lisa Colleran, former CEO of LifeCell Corporation and 30-year medical device veteran, to the board of directors.
  Received United States Food and Drug Administration 510(k) clearance for the Company’s SPY PHI Portable Handheld Fluorescence Imaging System.
  Received a positive coverage decision from Cigna for DermACELL® for breast reconstruction surgery and DermACELL AWM® for diabetic foot ulcers. DermACELL is an advanced acellular dermal matrix developed by LifeNet Health and distributed exclusively by NOVADAQ.
  Rick Mangat, Ph.D., NOVADAQ's President and CEO, was appointed to the Company's Board of Directors, effective immediately. Dr. Mangat is  a co-founder of NOVADAQ and co-inventor of the Company’s SPY imaging technology.
The following table sets out certain supplemental quarterly revenue and installed base metrics:

	Q4-2016	Q4-2015	Change
REVENUES ($M)
Recurring	$9.6	$6.7	43%
Capital	4.8	10.3	(53%)
Total Direct	14.4	17.0	(15%)
Indirect (Partners/International Distributors)	5.7	3.0	89%
Total	$20.1	$20.0	1%

INSTALLED BASE
Direct Systems	933	710	31%
Recurring Revenue/Direct System	$10,296	$9,465	9%

“In 2016 we enhanced our product portfolio, broadened our sales reach, and moved toward greater revenue predictability. Our fourth quarter results, consistent with our pre-announcement, demonstrate the strong demand for our SPY fluorescence imaging technology, as well as the shift in our strategic direction toward driving procedure volumes and recurring revenue versus one-time capital equipment sales,” said Rick Mangat, NOVADAQ’s President and Chief Executive Officer. “We are confident that these initiatives position the Company for growth not only in 2017, but for the long-term.”

Fourth Quarter Financial Results

For the three months ended December 31, 2016, NOVADAQ reported revenues of $20.1 million, compared to $20.0 million in the fourth quarter of 2015.  Total direct sales decreased by $2.6 million, or 15%, and total Partnered/International sales increased by $2.7 million, or 89%, compared to Q4-2015.

Fourth quarter 2016 gross profits declined to $7.7 million (39% margin) compared to gross profits of $14.4 million (72%) in the same period last year.  The decrease in gross profit percentage was primarily the result of a $4.1 million non-cash write-down of inventory in the fourth quarter of 2016 as a result of recording inventory related to a development project.  The write-down was included in cost of sales.  Excluding this write-down, gross profit, as a percentage of revenue was 59% in the fourth quarter of 2016.  The decrease from the fourth quarter of the prior year was primarily due to higher recurring, Partnered/International sales and lower capital sales.

Net loss for the fourth quarter of 2016 was $18.5 million, or $0.32 basic loss per share, compared with net loss of $9.8 million, or $0.17 basic loss per share, in the fourth quarter of 2015.  The increase in net loss was primarily a result of a decrease in gross profit of $6.6 million, higher operating expenses of $5.7 million, partially offset by the non-cash warrant revaluation expense of $3.7 million recognized in the fourth quarter of 2015.

Fourth quarter 2016 operating burn (cash consumed by operating activities before changes in working capital) was $11.4 million compared to $3.3 million in the fourth quarter of 2015. The difference to operating burn was mainly driven by increased operating expenses associated with the continued build-out of NOVADAQ’s direct sales and marketing infrastructure. During the fourth quarter of 2016, non-cash working capital increased by $5.3 million.

Full Year 2016 Financial Results

For the year ended December 31, 2016, NOVADAQ reported revenues of $80.1 million, an increase of 25% from $63.8 million for the full year 2015.  Total recurring revenue for the full year was $32.9 million compared to $23.3 million, reflecting a 41% year-over-year increase. Total direct sales increased by $12.4 million, or 24% over 2015, and total Partnered/International sales increased by $3.9 million, or 32%, compared to 2015.

Full year 2016 gross profits rose to $50.8 million (63% margin) compared to gross profits of $45.1 million (71%) in 2015.

Net loss for 2016 was $52.9 million, or $0.93 basic loss per share, compared with net loss of $30.8 million, or $0.63 basic loss per share, in 2015.  The increase in net loss was primarily a result of an increase in operating expenses of $24.0 million and a decrease in non-cash warrant revaluation income of $3.7 million. Operating expenses were higher as a result of the continued build-out of NOVADAQ’s direct sales and marketing infrastructure and approximately $4.0 million of expenses associated with the departure of the Company’s former CEO in 2016.  Partially offsetting these amounts was an increase in gross profit of $5.7 million.

Operating burn (cash consumed by operating activities before changes in working capital) in 2016 was $34.7 million compared to $23.8 million in 2015. During 2016, non-cash working capital increased by $2.0 million.

Cash and cash equivalents were $62.4 million at December 31, 2016, reflecting a decrease of $9.9 million compared to the cash position as at September 30, 2016.

2017 Financial Guidance
NOVADAQ affirmed its guidance for full year 2017 to be in the range of $98 million to $102 million, representing growth in the range of 22% to 27% year-over-year. NOVADAQ anticipates recurring revenues for full year 2017 to be in the range of $48 million to $50 million, reflecting growth of 45% to 51% year over year.

Webcast and Conference Call Information
NOVADAQ’s management team will host a conference call today beginning at 1:30 p.m. PT / 4:30 p.m. ET. Investors interested in listening to the conference call may do so by calling (877) 407-8031 (within Canada and the U.S.) or (201) 689-8031 (outside Canada and the U.S.) or from the webcast on the “Investor Relations” section of the Company’s website at: www.novadaq.com.

A replay of the call will be available for 48 hours by calling (877) 481-4010 (within Canada and the U.S.) or (919) 882-2331, using Conference ID:10229. The call will also be archived on the NOVADAQ website.

About NOVADAQ Technologies Inc.
NOVADAQ’s global mission is to enable physicians with point-of-care imaging solutions that provide real-time clinically significant and actionable information to improve care quality and lower healthcare costs. Using NOVADAQ’s SPY fluorescence imaging technology, physicians can personalize therapy and achieve optimal results through the precise visualization of blood flow in vessels, micro-vessels, tissue perfusion and critical anatomical structures during the course of treatment. SPY technology enables the delivery of personalized therapies and the achievement of the optimal results for each individual patient. More than 230 peer-reviewed publications demonstrate that the use of SPY technology will reduce post-procedure complication rates and the cost of care for a broad variety of surgical treatments for cancer, cardiovascular diseases and other conditions, helping to ensure that patients benefit from the very best possible treatment and outcome.

SPY Imaging Systems are U.S. Food and Drug Administration 510(k) cleared, Health Canada licensed, CE Marked and registered worldwide for use in multiple surgical specialties and medical applications. The endoscopic version of SPY technology, known as PINPOINT, combines the fluorescence imaging capabilities of SPY with the high definition visible light visualization to establish a new standard in the quality and performance of minimally invasive surgery. NOVADAQ’s LUNA System is used to visualize blood flow and tissue perfusion while treating patients with atherosclerotic cardiovascular disease that impairs blood flow to the extremities and increases the risk for the development of complications such as acute and chronic non-healing wounds and limb loss. NOVADAQ is the exclusive worldwide distributor of LifeNet Health’s DermACELL acellular tissue products for wound and breast reconstruction surgery

Forward-Looking Statements
Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on NOVADAQ’s current beliefs as well as assumptions made by and information currently available to NOVADAQ and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by NOVADAQ in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. NOVADAQ disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NOVADAQ, SPY, PINPOINT, LUNA and the illumination square design are registered trademarks of NOVADAQ Technologies, Inc. SPY PHI is a trademark of NOVADAQ Technologies, Inc. DermACELL is a registered trademark of LifeNet Health, Inc.

NOVADAQ Technologies Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)
(expressed in U.S. dollars, except common shares outstanding)

	As at December 31, 2016	As at December 31, 2015
ASSETS
Current assets
Cash and cash equivalents	$62,382,649	$106,790,202
Accounts receivable	27,596,718	21,767,746
Prepaid expenses and other assets	5,971,319	3,362,854
Inventories	4,295,565	10,680,885
	100,246,251	142,601,687

Non-current assets
Long-term receivables	298,073	-
Property and equipment, net	19,508,471	14,830,114
Intangible assets, net	16,847,287	18,539,790

Total Assets	$136,900,082	$175,971,591

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$19,223,889	$12,145,572
Provisions	510,203	454,579
Deferred revenue	2,156,096	1,124,808
Income taxes payable	24,433	12,500
Distribution rights payable	250,000	250,000
Other liabilities	445,252	-
	22,609,873	13,987,459
Non-current liabilities
Deferred revenue	729,209	849,299
Distribution rights payable	1,581,127	1,735,012
Shareholder warrants	-	16,437,795

Total Liabilities	$24,920,209	$33,009,565

Shareholders' Equity
Share capital	$337,974,247	$322,687,011
Contributed surplus	23,042,165	16,400,830
Deficit	(249,036,539)	(196,125,815)

Total Shareholders' Equity	$111,979,873	$142,962,026

Total Liabilities and Shareholders' Equity	$136,900,082	$175,971,591

Total number of common shares outstanding	57,445,151	56,253,327

NOVADAQ Technologies Inc.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)
(expressed in U.S. dollars)

	For the three months ended		For the twelve months ended
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015

Product sales	$18,247,313	$19,103,608	$74,811,305	$60,798,575
Royalty revenue	594,860	587,425	2,139,047	2,022,822
Service revenue	1,227,277	327,444	3,120,261	990,815
Total revenues	20,069,450	20,018,477	80,070,613	63,812,212
Cost of sales	12,329,679	5,648,556	29,310,596	18,726,012
Gross profit	7,739,771	14,369,921	50,760,017	45,086,200

Selling and distribution expenses	18,254,512	13,157,236	71,919,040	54,517,823
Research and development expenses	4,749,702	4,816,727	17,393,302	17,549,388
Administrative expenses	3,249,679	2,587,381	15,850,196	9,051,435
Total operating expenses	26,253,893	20,561,344	105,162,538	81,118,646

Loss from operations	(18,514,122)	(6,191,423)	(54,402,521)	(36,032,446)

Finance costs	(24,029)	(26,049)	(96,115)	(104,193)
Finance income	59,866	84,015	296,567	249,637
Warrants revaluation adjustment	—	(3,660,924)	1,324,293	5,020,977
Loss before income taxes	(18,478,285)	(9,794,381)	(52,877,776)	(30,866,025)
Income tax recovery (expense)	(22,112)	(12,617)	(32,948)	35,546
Net loss and comprehensive loss for the year	$(18,500,397)	$(9,806,998)	$(52,910,724)	$(30,830,479)

Basic loss and comprehensive loss per share for the year	$(0.32)	$(0.17)	$(0.93)	$(0.55)
Diluted loss and comprehensive loss per share for the year	$(0.32)	$(0.17)	$(0.93)	$(0.63)

NOVADAQ Technologies Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(expressed in U.S. dollars)

	For the three months ended		For the twelve months ended
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
OPERATING ACTIVITIES
Net loss and comprehensive loss for the year	$(18,500,397)	$(9,806,998)	$(52,910,724)	$(30,830,479)
Items not affecting cash
Write-down of inventory	4,071,005	—	4,071,005	585,369
Depreciation of property and equipment	1,973,011	1,305,147	6,390,255	5,134,692
Amortization of intangible assets	423,200	423,199	1,692,503	1,710,125
Stock-based compensation	562,639	1,100,425	7,315,582	5,073,548
Imputed interest on distribution rights payable	24,028	26,049	96,115	104,193
Shareholder warrants revaluation adjustment	—	3,660,924	(1,324,293)	(5,020,977)
	(11,446,514)	(3,291,254)	(34,669,557)	(23,243,529)
Changes in non-cash working capital
Increase in accounts receivable	(448,827)	(3,031,955)	(5,828,972)	(8,264,443)
Decrease (increase) in inventories	1,474,441	(1,284,707)	2,314,315	(4,468,056)
Increase in accounts payable and accrued liabilities and provisions	4,504,929	(878,738)	7,122,177	6,983,146
Increase in income taxes payable	24,433	12,500	11,933	41,841
Increase in prepaid expenses and other assets	(621,542)	57,674	(2,608,465)	(2,157,604)
Increase in deferred revenue	321,748	131,792	1,031,288	720,992
Net change in non-cash working capital balances related to operations	5,255,182	(4,993,434)	2,042,276	(7,144,124)

Increase in long-term receivables	(298,073)	—	(298,073)	—
(Decrease) increase in non-current deferred revenue	(27,934)	214,341	(120,090)	297,424
Cash used in operating activities	(6,517,339)	(8,070,347)	(33,045,444)	(30,090,229)

INVESTING ACTIVITIES
Addition of property and equipment	(4,359,935)	(2,494,240)	(15,079,410)	(8,057,980)
Disposal of property and equipment	1,155,384	572,608	4,010,798	1,740,993
Cash used in investing activities	(3,204,551)	(1,921,632)	(11,068,612)	(6,316,987)

FINANCING ACTIVITIES
Proceeds from exercise of options	11,550	371,958	90,462	1,114,403
Proceeds from exercise of warrants	—	—	—	699,209
Payment of other liabilities	(145,723)	—	(145,723)	—
Payment of distribution rights payable	—	—	(250,000)	—
Cash provided by (used in) financing activities	(134,173)	371,958	(305,261)	1,813,612

Net decrease in cash and cash equivalents	(9,856,063)	(9,620,021)	(44,419,317)	(34,593,604)
Net foreign exchange difference	(3,566)	(11,875)	11,764	(63,738)
Cash and cash equivalents at beginning of year	72,242,278	116,422,098	106,790,202	141,447,544

Cash and cash equivalents at end of year	$62,382,649	$106,790,202	$62,382,649	$106,790,202

For more information, please contact:
Lynn Pieper Lewis or Leigh Salvo
(415) 937-5404
investors@novadaq.com